Mail Stop 4561

December 9, 2005

Nina Piper
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

RE:	Life Partners Holdings, Inc.
Form 10-KSB for Fiscal Year Ended February 28, 2005
Form 10-QSB for the Quarterly Period Ended August 31, 2005
File No. 0-07900

Dear Ms. Piper,

	We have reviewed your letter filed on November 4, 2005 and
the
above referenced filings, limiting our review to the issues
addressed
in our comments.   Where indicated, we think you should revise
your
documents in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Note (2) Summary of Significant Accounting Policies

Premium Advances, page 29

1. Refer to prior comment 1 from our letter dated September 29, 2005.
Please revise to disclose where in the income statement you present premium advance expense and any related reimbursement.

Revenue Recognition, page 29

2. In your response to prior comments 2, 3 and 4 from our letter dated September 29, 2005, you state that $100 is your estimate of the typical monitoring costs over the average deferral period for viatical and life settlements. Please provide your detailed cost analysis to support this amount and tell us:
* Whether this cost analysis includes both internal and external costs;
* How you determined the deferral amounts to be the same for viatical and life settlements given the significant differences in life expectancies of the insured, and correspondingly, significant differences in deferral periods; and
* How you determined that your ongoing monitoring services met each of the criteria in paragraph 9 of EITF 00-21 to be considered a separate unit of accounting.

Artifacts and Other, page 30

3. We note your response to prior comment 5 from our letter dated
September 29, 2005. Please tell us and revise your Management`s
Discussion & Analysis section to disclose how purchases of artifacts fit in your current business strategy.

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Consolidated Condensed Statements of Cash Flows, page 7

4. We note you present cash outflows related to unrealized losses on marketable securities of $56,176 and $143,314 for the six months ended August 31, 2005 and 2004, respectively. Given that unrealized losses are non-cash items please revise to correct or advise us.

5. We note cash outflows for investment in policies of $555,505 during the six months ended August 31, 2005. We also note on your balance sheet on page 4 that you had an investment in policies of $556,385 as of August 31, 2005. Given the policy acquisition expense of $620,024 during the six months ended August 31, 2005 reported in
your income statement on page 5, it appears to us that your cash
outflows for investment in policies may be misstated.   Please
revise
to correct this error, or advise us.

6. We note that the amount of cash flows attributed to purchases of property and equipment during the six months ended August 31, 2005 is
$73,573. We further note that you did not report any capitalized proprietary software at February 28, 2005 compared to a balance of $390,429 at August 31, 2005. Please provide us with a roll forward of your capitalized proprietary software from February 28, 2005 through August 31, 2005 explaining how you arrived at the closing balance on August 31, 2005.

7. We further note on page 18 that you began depreciating the capitalized proprietary software during the current fiscal year due to its implementation from a testing and design phase to use within the work environment. Please address the following:
* Tell us and revise your notes to the financial statements to disclose your accounting policy related to capitalized proprietary software; and
* Tell us how you complied with the guidance in SOP 98-1 in capitalizing costs associated with proprietary software, especially relating to timing of technological feasibility and nature of capitalized amounts.

Item 2. Management`s Discussion and Analysis

Critical Accounting Estimates, Assumptions and Policies, page 13

8. We note the presented pro-forma information on page 14 showing the estimated impact of the adoption of proposed FASB FSP, TB 85-4-a:
Accounting for Life Settlement Contracts by Investors. Given that this accounting literature has not yet been adopted, it appears to us that the disclosed amounts would represent a non-GAAP measure under
Item 10(h) of Regulation S-B. Please revise to include disclosures required by Item 10(h)(1)(i) of Regulation S-B with respect to non-
GAAP measures.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,



Amit Pande
Assistant Chief Accountant

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Nina Piper
Life Partners Holdings, Inc.
December 9, 2005
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